FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

October 20, 2022

GPA [B3: PCAR3; NYSE: CDB] announces 3Q22 sales performance. The information presented is preliminary, unaudited, and subject to review. Variation and growth calculations are based on the same period of the previous year unless otherwise indicated. Same-store sales are adjusted for the calendar effect.

Consolidated result with robust growth in total sales in the quarter

▪	Total consolidated gross revenue from continuing operations reached R$11.5 billion in 3Q22, a 13.3% increase in the same-store concept versus 3Q21. In terms of total sales, the growth was 9.5% in 3Q22 versus the same period of the previous year.

Improved sales growth with acceleration of expansion in New GPA Brasil

▪	Gross revenue from sales in the continued perimeter, excluding gas stations, totaled R$4.3 billion in 3Q22, a 14.2% growth in total sales and 6.6% same-store concept versus the same period in 2021, as a result of the continuous work on six strategic pillars focused on "do the basics well" and on store openings in the period. In 3Q22, e-commerce sales totaled R$409 million, an increase of 8.0% versus 3Q21, excluding sales from discontinued hypermarkets. Therefore, the total online sales penetration was 11.1%;

▪	In 3Q22, we concluded an important phase of our Expansion pillar. We completed the conversion of 23 stores from Extra Hiper stores to 13 stores in the Pão de Açúcar format, 8 to Mercado Extra and 2 to the Compre Bem banner. In addition to the conversions, we opened 6 new Minuto stores and 1 new Pão de Açúcar store, totaling 33 new stores in 2022, in line with our expansion plan.

Continuous double-digit growth in the international perimeter

▪	Grupo Éxito recorded strong double-digit growth in same-store sales at 20.3% versus 3Q21 (in constant currency), growing in the 3 countries in which it operates, which is due to an increase in-store traffic and the satisfactory performance of innovative formats. Omnichannel sales represented 9.5% of the total sales of 3Q22.

GROSS REVENUE	3Q22/3Q21
(R$ million)	Total Sales	% Total Stores	Same-store Sales(2)
New GPA Brazil(1)	4,293	14.2%	6.6%
Grupo Éxito	6,867	9.0%	20.4%
New GPA Consolidated, excluding gas stations	11,159	11.0%	14.9%
Gas Stations	383	-20.7%	-18.0%
New Consolidated GPA	11,542	9.5%	13.3%

(1) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(2) To reflect the calendar effect, 70 bps were reduced in 3Q22

Notice/Disclaimer: Statements contained in this release regarding the Company's business outlook, projections of operating/financial profit and loss, the Company's growth potential, and related to market and macroeconomic estimates constitute mere forecasts and were based on the beliefs, intentions, and expectations of the Management regarding the future of the Company. Those estimates are highly dependent on changes in the market, the general economic performance of Brazil, the industry, and international markets and; therefore, are subject to change.

1

GPA Brazil

Acceleration of total sales with the conclusion of hypermarket conversions

GROSS REVENUE	3Q22/3Q21
(R$ million)	Total Sales	% Total Stores	Same-store Sales(3)
Pão de Açúcar	2,109	11.9%	5.5%
Mercado Extra / Compre Bem	1,449	12.5%	2.0%
Proximity	682	25.3%	21.7%
Other businesses(1)	52	31.7%	n.d.
New GPA Brazil, excluding Gas stations	4,293	14.2%	6.6%
Gas Stations	320	-22.4%	-21.9%
New GPA Brazil	4,612	10.6%	3.8%
Extra Hiper - Discontinued Operation / Stores under Conversion	44	-98.3%	n.d.
GPA Brazil(2)	4,657	-32.5%	3.8%

(1) Revenue from the lease of commercial centers

(2) GPA Brazil does not include the results of Stix Fidelidade, Cheftime, and James Delivery

(3) To reflect the calendar effect, 80 bps were reduced in 3Q22

Total sales of New GPA Brazil reached R$4.6 billion in 3Q22 and, excluding gas stations, reached R$4.3 billion, resulting in a growth of 14.2%, driven by the converted hypermarket stores. In same-store sales, growth was 6.6% versus 3Q21. In the Pão de Açúcar banner, our same-store sales reached 5.5% in 3Q22, driven by the higher-customer flow in the stores and the resumption of sales volume. In the Proximity model, we continued with double-digit growth of 21.7%, explained by the increase in sales in the beverage, bakery, and rotisserie sectors, in addition to the continuous increase in the flow of transit stores and a greater number of stores serving last miles partners. In the mainstream banners, Mercado Extra and Compre Bem, same-store sales grew by 2.0%, impacted by an accurate effect from the incorporation of Compre Bem, which brought logistics and systems challenges. In 3Q22, we still had a negative impact on same-store sales of gas stations due to the conversion of stores to wholesale+retail.

Sales from premium formats corresponded to 50.0% of the total gross sales:

*Does not consider the sale of hypermarkets and includes sales of Compre Bem, which started to be considered as of 1Q22. As a result, the numbers for 1Q22 and 2Q22 were retracted.

In e-commerce, our GMV was R$409 million in 3Q22, an increase of 8.0% versus 3Q21, excluding sales from hypermarkets in 3Q21. This growth is explained by a series of improvements, including increased same-day delivery times, a new partnership with iFood for fast delivery in 30 stores, in addition to operational improvements for greater efficiency in order picking.

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The six strategic pillars of the New GPA Brazil

Based on the company's six strategic pillars, below are the highlights for 3Q22.

Top-line: focus on incremental sales

To always meet our customers' needs, in the quarter, we concluded the study to define the ideal assortment, especially in the Pão de Açúcar banner. This assortment adjustment will bring about a better structuring of the assortment pyramid, which, consequently, brings better price perception to customers in different formats. In addition to identifying the ideal assortment, we are adjusting our customers' KVI (key value items) to improve our OSA (on-shelf availability) level every day.

We have two indicators that already show improvements this quarter: i) the reduction of total stockouts of approximately 20%, and ii) an increase of 170 bps in the share of perishables in total sales.

Also, in this quarter, we developed the refresh project, which aims to improve the value proposition of perishables, reinterpreting the flow of merchandise and displaying products in the store, bringing higher quality of products on display to the customer and improving profitability by reducing breakage.

NPS: search for continuous evolution in the indicator

In surveys with our customers, we noticed that the main points of attention about NPS are: queues in stores, stockouts, assortments and price mistakes on product labels. We started a complete action plan to improve our NPS, including a stockout reduction plan, multi-skilled training, and implementation of self-checkouts (at the end of 3Q22, we had self-check-outs in 80% of supermarket stores, and in 3Q, we also started the implementation in the proximity format). With these initiatives, we have already seen an evolution of approximately 35% in NPS in 3Q22 versus 4Q21.

Digital: greater availability of delivery times to meet the growing demand of our customers

To sustain our digital growth, we are focused on: i) increasing our assortment, especially in perishables; ii) greater availability of delivery times; and iii) fast delivery. In 3Q22, we implemented fast delivery in our 1P, incorporating James' logistics engine, and today we already have 150 stores serving this model, which took our same-day delivery percentage from 40% to 65% in these stores. Another crucial initiative in our 1P and 3P was the extension of the delivery time to 10 p.m. and the opening of a greater number of stores on Sundays. In our partnerships, we implemented express sales with iFood in 30 proximity stores, with the potential to be implemented in all proximity stores by the end of the year. In October, we started testing operations with BEES and Magazine Luiza to expand our area of operation.

Also, in digital format, we launched the "Stix buy and swap" program, and from September onwards, all customers earn Stix points; just buy and exchange them at the checkout, accelerating the redemption of points and customer loyalty.

Expansion: finalization of the conversions of Extra Hiper stores

In the third quarter, we conducted the conversion of 14 hypermarket stores (10 Pão de Açúcar and 4 Mercado Extra), concluding the conversion plan of 23 stores, 13 of which for the Pão de Açúcar format, 8 for the Mercado Extra, and 2 for the Compre Bem banner.

Pão de Açúcar stores are created with the G7 concept, with a completely revitalized consumer experience and customer flow based on four pillars: Experimental, Exclusive, Social, and Fluid. G7 stores value digital integration into the purchase process, upon the commitment to be increasingly multichannel, offering the customer the choice to buy wherever and however they prefer, whether in stores, on the website, or on the Pão de Açúcar Mais app, which offers exclusive and personalized discounts, which can be used at the time of purchase.

The new Minuto Pão de Açúcar stores were created to be an extension of our customers' pantry and are notable for the premium shopping experience, which adapts the assortment of the neighborhoods where the units are located.

3

The Mercado Extra stores, a neighborhood supermarket format, have a concept formed by a differentiated exhibition called Rua do Comércio, in addition to the Mercadão and Feira Estendida, which are open from Tuesday to Thursday, always with fresh products. The stores also have Meat products and Cold Cuts section with reinforced service teams, where the most varied types of meat and cuts are offered to the customer's preferences, in addition to the Bakery, which offers bread and recipes made in-house and ready-to-eat products.

In 3Q22, we opened six new stores under the Minuto Pão de Açúcar banner and one under the Pão de Açúcar banner, totaling 10 new stores in the year. For the fourth quarter, we expect to open approximately 30 stores under the Minuto Pão de Açúcar banner and under the Pão de Açúcar banner, we already have 6 stores in progress.

Regarding the Pão de Açúcar refurbishment, we renovated 18 stores. Of the current store network, we have approximately 42% under the G7 model; given the greater share of perishables in this model, these stores have higher sales and margins than the non-renovated stores (an average of +5 points in sales and approximately +1 point in margin).

4

Grupo Éxito

A fifth consecutive quarter of double-digit growth with strong sales performance in all three countries of operation

GROSS REVENUE	3Q22/3Q21
(R$ million)	Total Sales	% Total Stores	% Total Stores Constant Currency	Same-Store Sales(1) Constant Currency
Grupo Éxito	6,930	8.8%	21.8%	20.3%
Colombia	4,940	2.1%	16.3%	14.8%
Uruguay	1,252	19.3%	11.7%	11.1%
Argentina	737	53.1%	133.7%	126.8%

(1) Same-store sales concept performance considering growth at constant exchange rates. To reflect the calendar effect, 20 bps was added in the 3Q22 in Grupo Éxito (10 bps in Colombia, 60 bps in Uruguay, and -50 bps in Argentina)

Grupo Éxito showed a solid sales performance in 3Q22, reaching the fifth consecutive quarter with double-digit growth in same-store sales at constant exchange rates. Gross revenue totaled R$6.9 billion in the quarter, with same-store growth of 20.3% versus 3Q21, and due to the appreciation of the Brazilian real versus the Colombian peso, total store growth was 8.8% YoY.

COLOMBIA

Strong growth above inflation in the quarter, mainly driven by the positive trend in the food category. In same-store sales, growth was 14.8% versus the same period of the previous year. Highlight for the solid performance of the cash & carry business in the quarter. The share of omnichannel sales in the country grew by 70 bps versus 3Q21, reaching 11.9%.

URUGUAY

Significant growth in Fresh Market stores (+17.1% YoY), with a high share of sales (51.5%). Same-store sales grew 11.1% in the quarter.

ARGENTINA

Sales growth above inflation (which was approximately 76% in the quarter) reflects the satisfactory performance of commercial centers, increased in-store traffic, and consolidation of the real estate business in the country.

5

BREAKDOWN OF STORE CHANGES BY BANNERS

In 3Q22, we completed the process of converting the Extra Hiper stores, totaling 23 converted stores: 13 stores for the Pão de Açúcar format, 8 for Mercado Extra, and 2 for the Compre Bem banner. In the quarter, we opened 6 new stores in the Minuto Pão de Açúcar format and 1 in the Pão de Açúcar format, continuing our expansion plan. At Grupo Éxito, we closed 4 stores for conversion in Colombia and opened another 3 stores converted to the Carulla Fresh Market model, in addition to 4 new stores in the Éxito WOW format (3 stores) and Surtimayorista (1 store). In Argentina, five new Mayorista banner stores were opened.

	2Q22	3Q22
	No. of Stores	Openings	Openings by conversion	Closing	Closing to conversion	No of. Stores	Sales area ('000 sq. m.)
GPA Brazil	694	7	14	-2	-14	699	641
Pão de Açúcar	179	1	10	0	0	190	266
Mercado Extra	149	0	4	0	0	153	187
Compre Bem	30	0	0	0	0	30	39
Mini Extra	141	0	0	0	0	141	35
Minuto Pão de Açúcar	100	6	0	0	0	106	26
Gas stations	74	0	0	0	0	74	58
Stores under Conversion / Analysis	21	0	0	-2	-14	5	29
Grupo Éxito	601	9	3	-7	-4	602	1,033
Colombia	485	4	3	-5	-4	483	836
Uruguay	91	0	0	-1	0	90	92
Argentina	25	5	0	-1	0	29	105
Total Group	1,295	16	17	-9	-18	1,301	1,673

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 20, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.